7/18



07025377

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Soho Resources Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

FILE NO. 82- 04126 FISCAL YEAR 2-28-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/19/07

082-04126

RECEIVED
2007 JUL 18 P 1:25

SOHO RESOURCES CORP.

AR/S
2-28-07

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

DAVIDSON & COMPANY LLP Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Soho Resources Corp.

We have audited the consolidated balance sheets of Soho Resources Corp. as at February 28, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Davidson & Company LLP

Vancouver, Canada

Chartered Accountants

May 18, 2007

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

SOHO RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS

		February 28, 2007		February 28, 2006
ASSETS				
Current				
Cash	$	1,305,702	$	480,603
Prepaid expenses		20,306		23,478
Receivables		653,428		167,081
		1,979,436		671,162
Exploration advances (Note 3)		-		84,140
Mineral properties (Note 3)		9,170,159		3,750,625
Equipment (Note 4)		35,838		29,924
	$	11,185,433	$	4,535,851
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	1,021,601	$	487,173
Promissory notes payable (Note 6)		12,265		-
Obligation under share purchase agreement (Note 3)		234,000		285,000
Capital lease obligation (Note 6)		10,870		-
		1,278,736		772,173
Asset retirement obligation (Note 5)		144,000		25,000
		1,422,736		797,173
Shareholders' equity				
Capital stock (Note 7)		24,449,645		17,164,165
Obligation to issue shares (Note 3)		112,000		-
Contributed surplus (Note 7)		1,835,858		941,116
Deficit		(16,634,806)		(14,366,603)
		9,762,697		3,738,678
	$	11,185,433	$	4,535,851

Nature and continuance of operations (Note 1)
Commitments (Note 14)
Subsequent events (Note 15)

On behalf of the Board:


Ralph Shearing, Director


Paul Chung, Director

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Years ended February 28, 2007	2006
EXPENSES		
Amortization	$ 9,133	$ 6,068
Business promotion	59,704	13,326
Communications	77,688	42,644
Consulting and financial services	27,500	54,230
Foreign exchange loss	131,523	21,221
Insurance	37,217	2,578
Interest on capital lease obligation and promissory notes	5,581	-
Investor relations	152,444	98,244
Management fees	90,000	90,000
Office and miscellaneous	73,746	44,073
Professional fees	382,996	259,907
Regulatory fees	19,852	20,636
Rent	66,194	41,898
Stock-based compensation (Note 8)	1,012,521	443,434
Transfer agent	15,903	12,480
Travel	71,825	122,971
Wages and benefits	116,347	61,510
Loss before other items	(2,350,174)	(1,335,220)
OTHER ITEMS		
Interest income	81,971	7,072
Write-down of receivables	-	(39,299)
Gain on settlement of debts	-	12,969
	81,971	(19,258)
Loss for the year	(2,268,203)	(1,354,478)
Deficit, beginning of year	(14,366,603)	(13,012,125)
Deficit, end of year	$ (16,634,806)	$ (14,366,603)
Basic and diluted loss per common share	$ (0.03)	$ (0.03)
Weighted average number of common shares outstanding	69,597,777	53,705,346

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended February 28, 2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (2,268,203)	$ (1,354,478)
Items not affecting cash		
Amortization	9,133	6,068
Stock-based compensation expensed	1,012,521	443,434
Gain on settlement of debts	-	(12,969)
Write-down of receivables	-	39,299
Unrealized foreign exchange loss (gain)	6,000	(23,375)
Changes in non-cash working capital items		
Decrease (increase) in prepaid expenses	3,172	(23,478)
Increase in receivables	(486,347)	(161,700)
Decrease in accounts payable and accrued liabilities	(156,503)	(186,332)
Net cash used in operating activities	(1,880,227)	(1,273,531)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common shares	7,098,269	4,075,764
Share issue costs	(58,332)	(191,072)
Payment under share purchase obligation	(57,000)	-
Repayments of capital lease obligation, promissory notes, and loans payable	(22,264)	(15,812)
Net cash provided by financing activities	6,960,673	3,868,880
CASH FLOWS FROM INVESTING ACTIVITIES		
Equipment purchase	(928)	(26,736)
Mineral properties	(4,254,419)	(2,215,425)
Exploration advances	-	(48,855)
Net cash used in investing activities	(4,255,347)	(2,291,016)
Increase in cash during the year	825,099	304,333
Cash, beginning of year	480,603	176,270
Cash, end of year	$ 1,305,702	$ 480,603

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activity consists of acquisition and exploration of mineral properties.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete development and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The operations of the Company have primarily been funded by the issuance of capital stock. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

	2007	2006
Deficit	$(16,634,806)	$(14,366,603)
Working capital (deficiency)	$700,700	$(101,011)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owed subsidiaries, Samarkand de Mexico S.A. de C.V. ("Samarkand") and Sierra Soleada S.A. de C.V. (Sierra); and its 90% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated upon consolidation.

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Foreign currency translation

The Company's subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the exchange rates approximating those in effect at the time of the transactions. Translation gains and losses are included in the results of operations for the year.

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives on the declining balance basis as follows:

Computer equipment	30%
Office equipment	20%
Geological equipment	30%

Leasehold improvements are amortized on a straight-line basis over 5 years.

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation

The Company uses the fair value based method of accounting for all stock-based compensation. The Company estimates the fair value at the date of grant using the Black-Scholes option pricing model and expenses the fair value over the period of the vesting. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Income taxes

Future income taxes are recorded for using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Loss per share is calculated using the weighted average number of common shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tahuehueto Project

In 1997, pursuant to a share purchase agreement the Company acquired through Samarkand, 90% of the issued and outstanding capital stock of Sacramento. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. The property is subject to a 1.6% net smelter returns royalty ("NSR").

In 1999, Samarkand was served with statements of claim registered in the civil court of Mazatlan, Sinaloa, Mexico, seeking the rescission of the share purchase agreement whereby Samarkand acquired its interest in Sacramento. The statements of claim were filed by the three vendors of the Sacramento shares.

The Company was successful in its defense against two of the vendors' claims. The Mexican judicial system determined that the Company was not, and has never been in default of its obligations under the share purchase agreement. The court issued a stay of proceeding with respect to the third identical claim, however the plaintiff appealed the court's decision and the claim was reinstated. The court has now dismissed this third claim, and the appeal period has expired with no further legal action by the plaintiff.

Pursuant to the share purchase agreement, the Company is obligated to make final payments of US$200,000 (Cdn$234,000) (2006 – US$250,000; Cdn$285,000) to vendors of the Sacramento shares. During the year the Company made a final payment of US$50,000 (Cdn$57,000) to one vendor pursuant to this agreement. In addition the Company re-acquired from the vendor a 0.4% NSR previously granted under the share purchase agreement. As consideration the Company paid the vendor cash in the amount of $79,425 and is obligated to issue the vendor 200,000 common shares. The shares were issued subsequent to February 28, 2007 at a total value of $112,000.

At February 28, 2007, $Nil (2006 - $84,140) had been advanced to the project for future exploration costs.

The Company entered into an agreement for surface access rights to the Tahuehueto project expiring in May 2016. Under the terms of this agreement the Company must pay US$20,000 per annum, escalating at 5% per annum.

3. MINERAL PROPERTIES (cont'd...)

Tahuehueto Project (cont'd...)

Mineral property costs incurred on the Tahuehueto Project were incurred as follows:

	2007	2006
Balance, beginning of year	$ 3,750,625	$ 1,182,685
Acquisition costs	191,425	-
Assays, data and maps	276,980	265,726
Asset retirement obligation	119,000	25,000
Drilling	1,561,032	734,968
Equipment and supplies	865,943	176,131
Geological consulting	819,414	587,002
Insurance	13,696	13,819
Mineral concession taxes, licences, and fees	62,781	37,636
Project office	116,900	-
Stock-based compensation (Note 8)	127,764	8,389
Subcontractors and equipment rentals	847,111	570,906
Transportation, travel, and lodging	144,324	148,363
Wages and benefits	273,164	-
Mineral property costs incurred during the year	5,419,534	2,567,940
Balance, end of year	$ 9,170,159	$ 3,750,625

4. EQUIPMENT

	2007			2006		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 62,082	$57,279	$ 4,803	$ 62,082	$55,221	$ 6,861
Office equipment	47,629	25,712	21,917	32,582	22,113	10,469
Leasehold improvements	5,086	1,700	3,386	5,086	680	4,406
Geological equipment	9,633	3,901	5,732	9,633	1,445	8,188
	$124,430	$88,592	$35,838	$109,383	$79,459	$29,924

5. ASSET RETIREMENT OBLIGATION

The Company's operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could differ from these estimates.

The Company estimates its asset retirement obligation at the Tahuehueto property based on its understanding of its requirements to reclaim the currently disturbed areas. During the year ended February 28, 2007, the Company accrued a further $119,000 (2006 – $25,000) retirement obligation, for a total amount of $144,000. The asset retirement obligation is considered to be present value.

6. PROMISSORY NOTES PAYABLE, CAPITAL LEASE OBLIGATION and LOAN PAYABLE

a) The Company issued three promissory notes in connection with vehicles acquired for and included in mineral properties. These notes are repayable by monthly principal and interest payments of $2,750, until June 2007, are unsecured, and bear interest at 24.5% per annum.

b) The Company entered into a capital lease agreement in connection with the rental of certain office equipment. The lease is payable by monthly payments of $434 until February 2009, plus a final payment of $1,505, is secured by the equipment, and bears interest at 13% per annum.

c) During the year ended February 28, 2006, an unsecured demand loan bearing interest at 10% per annum was repaid, including interest.

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Share Amount	Contributed Surplus
Authorized:			
Unlimited common shares without par value			
100,000,000 Class A preference shares with a par value of $1 per share			
100,000,000 Class B preference shares with a par value of $5 per share			
Common shares issued:			
Balance as at February 28, 2005	46,408,159	13,420,242	367,899
Private placements	9,200,000	3,400,000	-
Private placement – Agents' fees	50,000	25,000	-
Agent unit options exercised	158,296	63,703	(25,728)
Warrants exercised	3,792,846	613,414	-
Share issue costs	-	(406,755)	171,308
Stock-based compensation (Note 8)	-	-	451,823
Options exercised	162,500	48,561	(24,186)
Balance as at February 28, 2006	59,771,801	$ 17,164,165	$ 941,116
Private placement	9,200,000	5,520,000	-
Private placement – Finders' fees	276,000	165,600	-
Agent unit options exercised	116,137	93,680	(35,611)
Warrants exercised	4,249,125	1,327,168	(12,093)
Share issue costs	-	(223,932)	-
Stock-based compensation (Note 8)	-	-	1,140,285
Options exercised	965,000	402,964	(197,839)
Balance as at February 28, 2007	74,578,063	$ 24,449,645	$ 1,835,858

2007 Transactions

On May 16, 2006, the Company completed a brokered private placement of 9,200,000 units at $0.60 per unit for total proceeds of $5,520,000. In connection with this financing the Company issued 276,000 units as finders' fees at a price of $0.60 per unit for a total value of $165,600. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable at a price of $0.80 per share and expires on May 16, 2008.

2006 Transactions

On March 3, 2005 the Company completed a brokered private placement of 3,000,000 units at $0.50 per unit for total proceeds of $1,500,000. The Company paid cash of $112,500 and issued 450,000 Agent's Unit Options as a commission; and issued 50,000 units at $0.50 per unit as a corporate finance fee. The Agent's Unit Options entitled the Agent to purchase 450,000 units at $0.50 per unit for a period of two years. Each unit consisted of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant is exercisable at a price of $0.60 per share. The Agents' Unit Options and all of the share purchase warrants expire on March 3, 2007. The Agents' Unit Options fair value of $137,982 was recorded as share issue costs offset to contributed surplus.

The Agents' Unit Options have been valued using the Black-Scholes option pricing model assuming a risk free interest rate of 2.96%, expected life of two years, annualized volatility of 107.44% and a dividend rate of 0%.

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

2006 Transactions (cont'd...)

On December 1, 2005 the Company completed a non-brokered private placement of 4,000,000 units at $0.20 per unit for total proceeds of $800,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable for a period of one year at a price of $0.30 per share. The Company paid cash of $31,800 and issued 237,000 non-transferable share purchase warrants as finders' fees. Each share purchase warrant is exercisable for a period of two years at a price of $0.20 per share. The finders' fees warrants fair value of $33,326 was recorded as share issue costs offset to contributed surplus.

On February 2, 2006, the Company completed a non-brokered private placement of 2,200,000 units at $0.50 per unit for total proceeds of $1,100,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable for a period of two years at a price of $0.75 per share.

8. STOCK OPTIONS AND WARRANTS

In December 2005 the Board of Directors approved a new 2006 Stock Option Plan. Under the 2006 plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company, on a rolling basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 5 years. Vesting is not required but may be set on an individual basis as determined by the board of directors. The 2006 plan was approved by shareholders at the Company's annual general meeting held on July 28, 2006.

Under the former stock option plan, the Company was authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 20% of the issued and outstanding common stock of the Company, on a fixed basis. Options were granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options were granted for a maximum term of 5 years. The options vested 25% upon the date of grant, and then at a rate of 12.5% every 3 months thereafter.

Stock-based compensation

During the year ended February 28, 2007, the Company granted 2,269,877 (2006 – 2,290,123) stock options. The options vest 25% upon the date of grant, and then at a rate of 25% (2006 – 12.5% to 25%) every 3 months thereafter, until fully vested.

For the year ended February 28, 2007, the total fair value of options granted using the Black-Scholes option pricing model was $961,832 (2006 - $596,946). A total of $1,012,521 (2006 - $443,434) was charged to operations and $127,764 (2006 - $8,389) has been included in mineral properties, all offset to contributed surplus. The remaining balance will be recorded in future periods. The weighted average fair value of the options granted during the year was $0.42 (2006 - $0.26) per option.

8. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock-based compensation (cont'd...)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options and compensatory warrants granted during the year:

	2007	2006
Risk-free interest rate	4.11%	3.28%
Expected life of options/warrants	4.5 Years	5 Years
Annualized volatility	99.07%	110%
Dividend rate	0%	0%

As at February 28, 2007 the Company had outstanding stock options as follows:

Number of Shares	Exercise Price	Expiry Date
1,475,000	$ 0.15	March 18, 2009
170,000	$ 0.15	September 29, 2009
100,000	$ 0.20	November 2, 2009
250,000	$ 0.25	November 2, 2009
20,000	$ 0.28	December 15, 2009
50,000	$ 0.30	February 8, 2010
300,000	$ 0.25	March 17, 2010
200,000	$ 0.30	June 27, 2010
150,000	$ 0.30	September 15, 2010
150,000	$ 0.30	November 1, 2010
225,000	$ 0.20	December 1, 2010
1,310,000	$ 0.30	December 8, 2010
100,000	$ 0.55	April 13, 2011
500,000	$ 0.63	May 17,2011
350,000	$ 0.60	August 1, 2011
100,000	$ 0.50	December 1, 2008
300,000	$ 0.65	December 1, 2008
50,000	$ 0.50	December 1, 2011
200,000	$ 0.50	January 20, 2012
6,000,000		

8. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock option transactions are summarized as follows:

	2007		2006	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of year	4,865,123	$ 0.23	2,961,875	$ 0.17
Granted	2,269,877	$ 0.51	2,290,123	$ 0.29
Exercised	(965,000)	$ 0.21	(162,500)	$ 0.15
Expired/cancelled	(170,000)	$ 0.35	(224,375)	$ 0.18
Balance, end of year	6,000,000	$ 0.33	4,865,123	$ 0.23
Options exercisable, end of year	5,293,750	$ 0.31	3,376,875	$ 0.20

Warrants

As at February 28, 2007, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
1,425,568	$ 0.60	March 3, 2007
151,000	$ 0.20	December 1, 2007
2,200,000	$ 0.75	February 2, 2008
9,476,000	$ 0.80	May 16, 2008
13,252,568		

Subsequent to February 28, 2007 the March 3, 2007 warrants expired unexercised.

Warrant transactions are summarized as follows:

	2007		2006	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of year	7,967,625	$ 0.48	4,346,286	$ 0.17
Issued	9,534,068	$ 0.80	8,041,148	$ 0.48
Exercised	(4,249,125)	$ 0.31	(3,792,846)	$ 0.16
Expired/cancelled	-	-	(626,963)	$ 0.22
Balance, end of year	13,252,568	$ 0.76	7,967,625	$ 0.48

8. STOCK OPTIONS AND WARRANTS (cont'd...)

Agents' Unit Options

Agents' unit option transactions and the number of Agents' Unit Options outstanding are summarized as follows:

	2007		2006	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of year	438,750	$ 0.50	200,050	$ 0.22
Granted	-	-	450,000	$ 0.50
Exercised	(116,137)	$ 0.50	(158,296)	$ 0.24
Expired/cancelled	-	-	(53,004)	$ 0.22
Balance, end of year	322,613	$ 0.50	438,750	$ 0.50

On March 3, 2005, the Company issued Agents' Unit Options entitling the Agents to purchase 450,000 units at $0.50 per unit until March 3, 2007. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant is exercisable at a price of $0.60 per share.

On October 21, 2004, the Company issued Agents' Unit Options entitling the Agents to purchase 200,050 units at $0.22 per unit until October 21, 2005. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant is exercisable at a price of $0.22 per share.

9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006
Cash paid during the year for interest	$ 5,581	$ 2,207
Cash paid during the year for income taxes	$ -	$ -

Significant non-cash transactions during the year ended February 28, 2007 included:

a) The issuance of 276,600 units valued at $165,600 as consideration for finders' fees.

b) The accrual of deferred exploration costs of $1,010,057 at February 28, 2007.

c) The application of $127,764 of stock-based compensation to deferred exploration costs.

d) The accrual of NSR acquisition cost of $112,000 pursuant to an obligation to issued 200,000 shares.

e) The application of $197,839, $35,611, and $12,093 from contributed surplus to capital stock for the fair value of options, agents' options, and finders fees warrants exercised, respectively.

9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd...)

f) The accrual of asset retirement obligations of $119,000 included in mineral properties at February 28, 2007.

g) The acquisition of equipment for $14,119 in exchange for a capital lease obligation.

h) The application of exploration advances of $84,140 to mineral properties

i) The acquisition of exploration equipment included in mineral properties of $31,280 in exchange for promissory notes payable.

Significant non-cash transactions during the year ended February 28, 2006 included:

a) The issuance of 50,000 units as consideration for agents' fees in the amount of $25,000, and issued 450,000 Agent's Unit Options valued at $137,982 as a commission.

b) The issuance of 237,000 warrants valued at $33,326 as consideration for finders' fees.

c) The accrual of deferred exploration costs of $319,126 at February 28, 2006.

d) The application of $8,389 of stock-based compensation to deferred exploration costs.

e) The application of $24,186 and $25,728 from contributed surplus to capital stock for the fair value of options and agents' options exercised respectively.

f) The application of $19,375 of deferred financing costs to share issue costs.

g) The accrual of asset retirement obligations of $25,000 included in mineral properties as at February 28, 2006.

10. INCOME TAXES

a) A reconciliation of income taxes at statutory rates with reported taxes follows:

	2007	2006
Loss before income taxes	$ (2,268,203)	$ (1,354,478)
Expected income tax (recovery)	$ (811,790)	$ (475,298)
Reconciliation for foreign income tax	16,361	(33,950)
Stock-based compensation	362,381	169,791
Other	(1,811,448)	(25,248)
Unrecognized benefits of non-capital losses	2,244,496	364,705
Total income tax recovery	$ -	$ -

10. INCOME TAXES (cont'd...)

b) Significant components of the Company's future income tax assets are as follows:

	2007	2006
Future income tax assets		
Resource property expenditures	$ -	$ 431,000
Capital loss carryforwards	330,000	351,000
Non-capital loss carryforwards	3,013,000	1,232,000
Financing costs	69,000	82,000
Equipment	13,000	11,000
	3,425,000	2,107,000
Future income tax liabilities		
Resource property expenditures	(1,275,000)	-
	2,150,000	2,107,000
Valuation allowance	(2,150,000)	(2,107,000)
Net future income tax assets	$ -	$ -

The Company has non-capital losses carried forward of approximately $9,720,000 which expire through to 2027. Subject to certain restrictions, the Company also has net capital losses and resource expenditures available to reduce taxable income in future years. Future tax benefits, which may arise as a result of these losses and resource expenditures have not been recognized in these financial statements and have been offset by a valuation allowance.

11. RELATED PARTY TRANSACTIONS

During the year ended February 28, 2007, the Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $90,000 (2006 – $90,000) to a company controlled by a director.

b) Paid or accrued investor relations fees of $60,000 (2006 - $60,000) to a company controlled by an officer.

c) Paid or accrued $272,564 (2006 - $613,020) for exploration drilling services, included in mineral properties, to a company controlled by a director.

d) Paid or accrued $49,967 (2006 - $115,818) for exploration equipment rental, included in mineral properties, to a company controlled by a director.

e) Paid or accrued $19,015 (2005 - $Nil) for exploration equipment, included in mineral properties, purchased from a company controlled by a director.

11. RELATED PARTY TRANSACTIONS (cont'd...)

Included in exploration advance at February 28, 2007 was $Nil (2006 - $9,140) advanced to a company controlled by a director pursuant to agreements to provide exploration drilling services and for the rental of certain exploration equipment.

Included in accounts payable at February 28, 2007 was $Nil (2006 - $64,601) for drilling services, management, consulting, and investor relations due to companies controlled by directors and officers.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount established and agreed to by the related parties.

12. SEGMENTED INFORMATION

The Company operates primarily in one reportable operating segment, being the acquisition and exploration of resource properties in Mexico. Geographical information is as follows:

	2007	2006
Capital assets are located in:		
Canada	$ 35,838	$ 29,924
Mexico	9,170,159	3,750,625
	$ 9,205,997	$ 3,780,549

13. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, obligation under share purchase agreement and promissory notes payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Financial risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

14. COMMITMENTS

The Company has the following commitments at February 28, 2007:

a) The Company rents its office premises under an operating lease until July 2010. The operating lease commitment, including rent plus estimated common area costs, is approximately $88,000 per annum.

b) The Company leases office equipment under an operating lease until July 2009, at a cost of $2,100 per annum.

c) The Company rents office and warehouse space in Mexico under operating leases until June 2007 at a total monthly rent of MXP$14,500 (Cdn$1,450).

15. SUBSEQUENT EVENTS

Subsequent to February 28, 2007, the Company:

a) Increased its ownership of Sacramento from 90% to 99.4%, by applying funds previously advanced for share capital in Sacramento.

b) Completed a non-brokered private placement of 2,800,000 units at $0.50 per unit for total proceeds of $1,400,000. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant being exercisable for one additional common share at a price of $0.70 until April 17, 2009.

c) Completed a brokered private placement of 21,600,000 units at $0.50 per unit for total proceeds of $10,800,000. Each unit consisted of one common share and one-half of one transferable common share purchase warrant, with each whole warrant being exercisable for one additional common share at a price of $0.70 until April 17, 2009.

   In connection with this financing the Company issued 1,296,000 broker warrants as an agent's commission. Each broker warrant entitles the agents to purchase one broker unit at a price of $0.50 until April 17, 2009. Each broker unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant underlying the broker unit entitles the agents to acquire one additional common share at a price of $0.70 until April 17, 2009.

d) Issued 263,850 common shares for cash proceeds of $131,925 and issued 131,925 share purchase warrants pursuant to the exercise of Agent's Unit Options. Each share purchase warrant is exercisable at a price of $0.60 per share and expires on March 3, 2007. These share purchase warrants and the remaining 58,763 Agent's Unit Options all expired unexercised on March 3, 2007.

e) Granted 200,000 stock options at an exercise price of $0.45 per common share to a director, expiring on March 19, 2012.

f) Issued 200,000 shares at a price of $0.56 per share on the acquisition of a 0.4% NSR previously granted to a vendor of the Sacramento shares (Note 3).

g) Granted 550,000 stock options at an exercise price of $0.55 per common share to consultants, expiring on April 25, 2012.

15. SUBSEQUENT EVENTS (cont'd...)

h) Terminated its previous warehouse rental agreement and entered into a new agreement to rent warehouse space in Mexico under an operating lease until May 2009 at a total monthly rent of MXP$12,000 (Cdn$1,200).

i) Terminated its previous office rental agreement and entered into a new agreement to rent office space in Mexico under an operating lease until May 2008 at a total monthly rent of MXP$12,000 (Cdn$1,200).

j) Extended its Vancouver office rental agreement to June 2012.


Soho
Resources Corp.
SOH:TSXV

FORM 51-102F1

Management's Discussion and Analysis

For the Period Ended February 28, 2007

Overview

This Management's Discussion and Analysis (MD&A) of the financial position and results of operations of Soho Resources Corp. ("Soho") includes its wholly-owed subsidiaries, Samarkand de Mexico S.A. de C.V. ("Samarkand") and Sierra Soleada S.A. de C.V. (Sierra); and its 90% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). The MD&A should be read in conjunction with the audited consolidated financial statements for the fiscal year ended February 28, 2007. The information in this MD&A contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are only made as of the date of this MD&A, June 22, 2007.

Effective March 1, 2007, the Company increased its ownership in Sacramento from 90.0% to 99.4%.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete development, and upon future profitable production.

Summary of Operations

Soho's principal business activity is the acquisition and exploration of resource properties. The Company, through its Mexican subsidiaries, owns a majority interest in a mineral exploration and mining project located in Durango State, Mexico. The Company is a reporting issuer in the provinces of British Columbia and Alberta, Canada, and trades on the TSX Venture Exchange under the symbol "SOH". Additional information may be obtained from the Company's web site (www.sohoresources.ca) and SEDAR (www.sedar.com).

In 2004 the Company began an exploration program on its Mexican Tahuehueto mineral property. Since then the company has completed: an induced polarization geophysical surveying; geological mapping, sampling and grid establishment; detailed sampling of exploration adits; a 4,000 meter reverse circulation drill program; and a 5,000 meter diamond core drilling program.

In June 2006 the Company commenced its current exploration program plan to drill 18,000 metres using two diamond drills to test five mineralized structures. To date the Company has drilled 70 holes totalling approximately 17,250 metres under this drilling program.

During the year ended February 28, 2007 the Company has raised $7,098,269 through equity private placements and the exercise of previously outstanding warrants and stock options. Subsequent to the year ended February 28, 2007, pursuant to private placement financings, and the exercise of options and warrants, the company has raised an additional $12,397,525 in cash.

At February 28, 2007 the Company had a working capital of $700,700. The operations of the Company have primarily been funded by the issuance of capital stock and loans from related parties. The Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the future.

Selected Annual Financial Information:

	2007	2006	2005
Loss for the year	$(2,268,203)	$(1,354,478)	$(1,369,718)
Loss per share	$(0.03)	$(0.03)	$(0.03)
Total assets	$11,185,433	$4,535,851	$1,467,551
Long-term debt	$144,000	$25,000	-

In fiscal 2006, the Company's general expenses increased by approximately $285,000. Included in this amount is an increase in stock-based compensation of $98,000, plus increased consulting fees, communications, wages and travel expenses totalling $155,000. These expenses all increased due to the general increase in the business and financing activities associated with the exploration of the Company's Tahuehueto property. Management fees increased $34,000 because the management agreement was only in place for about 7 months in the 2005 fiscal year.

Total assets increased approximately $3,000,000 in 2006 as a result of a further $2,500,000 of deferred exploration expenditures on the Tahuehueto property, plus increased cash of $300,000 as a result of two private placement financings and the exercise of warrants during the last quarter.

Long-term debt is the Company's estimated asset retirement obligation in connection with environmental and reclamation costs on the Tahuehueto property. In both 2006 and 2007 this amount has increased in direct relation to the area disturbed by the Company's increase in drilling activities.

In fiscal 2007, the Company's general expenses increased by approximately $1,000,000. Included in this amount is an increase in stock-based compensation of $570,000, plus increased business promotion, communications, investor relations, expenses totalling $135,000. Administrative expenses including rent, office, wages, benefits, and insurance increased $144,000. Foreign exchange costs increased $110,000. Fees for professional services also increased by $183,000. Again, these expense increases due to the general increase in the business and financing activities associated with the exploration of the Company's Tahuehueto property. Some discretionary expenses decreased, plus the Company earned about $75,000 more in 2007 in interest income.

Total assets increased approximately $6,650,000 in 2007 as a result of a further $5,200,000 in deferred exploration expenditures on the Tahuehueto property. Refundable taxes associated with the increase in exploration expenses increased by $486,000, plus cash increased by $825,000 as a result of a private placement financing and the exercise of warrants and options during the year.

Selected Quarterly Financial Information:

Fiscal year	**2007**				**2006**			
Fiscal quarter	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Period end date	**Feb 28/07**	**Nov 30/06**	**Aug 31/06**	**May 31/06**	**Feb 28/06**	**Nov 30/05**	**Aug 31/05**	**May 31/05**
Loss for the period	$(530,973)	$(401,029)	$(914,108)	$(422,093)	$(537,246)	$(275,716)	$(281,362)	$(237,154)
Loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.00)
Total assets	$11,185,433	$10,848,277	$10,043,863	$10,278,138	$4,535,851	$3,629,591	$2,923,407	$3,097,663
Long-term debt	$144,000	$62,500	$50,000	$37,500	$25,000	-	-	-

The fiscal 2006 Q1 losses and total assets have been amended from the amounts previously reported as a result of adjustments relating to the calculation of stock-based compensation and professional fees. The 2006 Q1 net loss decreased by $23,000 as a result of these adjustments.

The losses for each of the 2006 and 2007 fiscal periods fiscal period have increased generally as a result of the increased business activities associated with new equity financings and the exploration of the Company's Tahuehueto mineral property.

The Company grants stock options resulting in significant charges for stock-based compensation. These charges are allocated over four to six fiscal quarters depending on vesting terms. However, there can still be significant quarterly variations in the number and value of options granted from one period to the next. In fiscal 2007, the quarterly losses include stock-based compensation charges totaling $1,012,521, and $443,434 in the year ended February 28, 2006 for the fair value of stock options granted. A large part of the 2006 options were granted in the Q4 period resulting in a $120,000 increase in stock-based compensation expense compared to the expense incurred in each of the first three quarters of fiscal 2006.

The Q2 2007 loss includes a large charge of $600,093 for stock-based compensation, while the Q1 2007 period charge was $86,314. When these amounts are excluded from these periods, the net losses are relatively consistent at Q1 2007 - $335,779; and Q2 2007 - $314,015. This large charge for stock-based compensation is primarily due to various stock options granted during the period December 2005 to May 2006, under the Company's new 2006 Stock Option Plan. Until the plan was approved by shareholders at the Company's July 28, 2006 AGM, the recognition of this stock-based compensation charge was deferred until the August 31, 2006 fiscal period.

Total assets increased during the 2006 Q3 and Q4 periods as the company received gross cash proceeds of $2,005,000 by issuing 6,623,750 shares pursuant to private placement financings, and the exercise of options and warrants.

During the Q1 period ended May 31, 2006, the Company raised approximately $5,947,000 in cash, and a further $1,151,000 during the remainder of the year, by the issuance of common shares. This accounts for the significant increase in total assets in the fiscal 2007 periods as compared to the previous 2006 fiscal periods.

Each of the 2007 quarterly losses are reasonably consistent, averaging approximately $320,000 per period compared to an average of $185,000 during the same periods in 2006, after excluding stock-based compensation charges and interest earned.

Results of Operations

The Company incurred $2,350,174 in general and administrative plus interest expenses during the year ending February 28, 2007. Generally, expenses increased as a result of the increase in business activities compared to the equivalent 2006 fiscal periods. With the exception of stock-based compensation charges, total expenses for the each of the 2007 fiscal quarters have been relatively consistent.

Professional fees include legal, accounting, and audit fees. Legal and accounting fees increased as a result of the increase in corporate filings, contracts, and agreements. These transactions also account for the increase in regulatory fees as the Company was required to submit many of these transactions to regulatory authorities for approvals. Furthermore the overall increase in the volume of transactions has increased administrative costs including current accounting fees. The accrual of the estimated audit cost for the 2007 fiscal year has also increased significantly both because the auditors' rates have increased and the amount of time to perform the audit has increased.

Consulting fees and business promotion expenses include fees paid for advertising, trade shows, corporate communication services and financial consulting associated with the Company's on going search for additional sources of financing.

Communications expense includes the costs of Soho's office telephones, fax, mobile phones, web site design and maintenance, web hosting and internet access services.

The increase in rent for the current period is because the company moved to a new office in June 2005, and was given a lease incentive by the new landlord of reduced rent during the first few months on the lease.

Wages and benefits increased as the Company hired two more full time administrative personnel.

Travel expenses include the costs of vehicles, airfares, accommodation, and meals for a variety of business trips related to securing financing and meetings connected with the Tahuehueto property.

The Company's Tahuehueto project is located in a remote area, a considerable distance from any commercial and business centres. To facilitate the expanded exploration activities on the Tahuehueto property, in June 2006 the Company established an office in Durango City, Durango, Mexico. This office oversees the administration of the exploration activities, including the procurement of services, supplies, and equipment from local vendors. As the office exists solely for the benefit of the exploration activities, the costs of maintaining and operating the office have been included with the Tahuehueto deferred exploration costs. These office and administrative costs include personnel salaries, rent, communications, office supplies, and office equipment.

In addition to the Durango office, the Company rents warehouse space primarily for the storage of diamond drill core sample materials extracted from the Tahuehueto property. The sample materials, reject samples, and pulps are stored here after delivery from the preparation lab. The warehouse is also used to temporarily store supplies and equipment prior to being shipped to the Tahuehueto project.

Except as may be otherwise indicated, all of the above noted transactions have received regulatory approvals, where required.

Resource Properties and Investments

Tahuehueto Mine Project, Mexico

Overview

Through a 99.4%-owned Mexican subsidiary, Soho Resources Corp. controls 100% of the Tahuehueto project situated in a historic mining district of northwestern Durango State. The 9,081-hectare property covers at least 12 known mineralized zones hosted within a structurally controlled epithermal system that has been traced for more than six kilometers.

Tahuehueto lies within the prolific Sierra Madre mineral belt, which hosts a series of historic and producing mines and most of Mexico's active exploration and development projects. The project is situated approximately 100 kilometres southwest of silver mines in the Guanacevi region, and about 25 kilometres north of the silver mines at Topia.

Access to the property is by road, about nine hours from Durango City, or by fixed-wing aircraft to a nearby landing strip. The project site is remote, with only a few small villages in this portion of the Municipality of Tepehuanes.

Spanish explorers were the first to discover the gold-silver veins at Tahuehueto, but were unable to process the sulphide mineralization. Various companies explored the property, starting in the early 1900s, leading to development of underground workings and very limited historic production. Soho acquired rights to the project in 1997, shortly after the Mexican government reformed its mining laws and adopted new policies aimed at attracting foreign investment to the mining sector. The Company was attracted to Mexico because of its vast geological potential and favorable investment climate, and to the Tahuehueto project because of the evidence of a highly mineralized epithermal system, past exploration activity, and excellent potential for significant new discoveries. It was also noted that geologically similar deposits in nearby districts have produced millions of ounces of gold and silver, along with associated base metals in some cases, from multiple zones and structures. One such example is the La Cienega mine, owned and operated by Penoles, Mexico's largest mining company. This large-scale underground mine hosts more than one million ounces of gold in reserves, and also produces silver, lead and zinc. Another is San Dimas District, which hosts several large underground mines that have produced more than 9 million ounces gold and 700 million ounces silver from about 22 structures. Goldcorp Inc. controls the San Dimas district and surrounding mines through its subsidiary Luismin Mines.

Ownership and Access Rights

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

In 1997, pursuant to a share purchase agreement, and one amendment thereto, the Company acquired, through its wholly-owned Mexican subsidiary Samarkand de Mexico, 85% of the issued and outstanding capital stock of Sacramento and subsequently acquired an additional 5% of the shares of Sacramento to now hold 90%. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. Certain core concessions of the property, comprising approximately 2,060 hectares, are subject to a 1.6% (formerly 2%) net smelter returns royalty.

In 1999, Samarkand was served with statements of claim registered in the civil court of Mazatlan, Sinaloa, Mexico, seeking the rescission of the share purchase agreement whereby Samarkand acquired its interest in Sacramento. The statements of claim were filed by the three vendors of the Sacramento shares.

The Company was successful in its defense against two of the vendors' claims. The Mexican judicial system determined that the Company was not, and has never been in default of its obligations under the share purchase agreement. The court issued a stay of proceeding with respect to the third identical claim, however the plaintiff appealed the court's decision and the claim was reinstated. The court has now dismissed this third claim, and the appeal period has expired with no further legal action by the plaintiff.

Pursuant to the share purchase agreement and its subsequent amendment as referred to above, the Company is obligated to make a final payment of US$200,000 (formerly US$250,000) to the remaining two vendors of the Sacramento shares.

On December 4, 2006 the Company settled its outstanding obligation to one of the vendors, Senor Alberto Shade Zavala, and in doing so, as part of the settlement, the Company also purchased Senor Shade's 0.4% net smelter return royalty interest covering a portion of the previous net smelter return held by the vendors, thereby reducing the outstanding net smelter return on the Project to 1.6% from 2%. Total compensation paid by the Company to Senor Shade was US$50,000, representing his pro-rata portion of the final payments due to the vendors under the original Share Purchase Agreement, plus US$75,000 and 200,000 common shares priced at $0.56 per share for the 0.4% net smelter return royalty interest. These shares were issued subsequent to February 28, 2007 at a total value of $112,000.

Effective March 1, 2007 the Company converted a portion of inter-company debt between Samarkand and Sacramento into equity, thereby increasing its ownership in Sacramento from 90.0% to 99.4%.

The Company entered into a Surface Rights Agreement with Comunidad La Bufa, the local community residents' formal legal entity. The Surface Rights Agreement has an initial term of ten years expiring in May 2016, and is extendable for an additional five years. The agreement covers the core 2,062 original hectares of the project and allows the Company unrestricted access to explore, develop and mine metals within the area covered under the agreement. Sacramento will make annual payments to Comunidad La Bufa over the term of the agreement, at US$20,000 in the first year with subsequent payments increasing from the previous year's payment by 5% annually. In addition, upon commencement of commercial production the annual payment will be increased by 50% of the previous year's payment.

Exploration Highlights

Soho's exploration programs have significantly enhanced the overall potential of the Tahuehueto property. The Company is particularly encouraged by the strength of the mineralization, the continuity and number of structures, and the widths of the mineralized veins within the structures tested to date.

Soho utilized the proceeds of a $5.52-million, private placement financing completed in May 2006 to accelerate the pace of exploration at Tahuehueto. In June 2006 the Company planned an 18,000 meter drilling program using two diamond drills to test five mineralized structures.

The program was initiated in June 2006 with the commencement of camp upgrades, infrastructural improvements, drill road access and drill site preparation in anticipation for start up of drilling operations. Drilling operations commenced in August 2006 with two diamond drills operating 24 hrs per day. Unfortunately one of the drill rigs suffered a major failure shortly after start up and was removed from the project in late August to undergo rebuilding. A second drill rig was placed back on the project during early November 2006.

Drilling operations progressed throughout the last four months of 2006 with a number of weather related temporary shutdowns and mechanical drill breakdowns. Drilling operations resumed in early January 2007 and it is expected that this drilling program will be completed during the summer of 2007.

Exploration carried out during the first half of 2007 has been focused on the resource definition drill program. Since the initiation of exploration drilling in 2004 Soho has completed 157 reverse circulation and diamond drill holes totaling about 27,500 meters. Analytical results for most of these holes are available for viewing on the Company's web site. Ongoing drilling is aimed at defining resources at El Creston, Santiago and Cinco De Mayo. The drilling required for a first pass resource calculation is complete except for a 250 meter section in the core of the El Creston zone. Drilling of this high priority target area will be carried out using a helicopter portable drill rig starting in July 2007.

El Creston Target
This target area is formed by the intersection of the El Creston fault and a series of structures parallel to the El Perdido fault. El Creston may represent a dilatant extension zone between predominantly left lateral faults of El Perdido and El Rey. The mineralized section of the El Creston zone is approximately 900 meters long and varies from 5 to over 20 meters wide. The zone has been tested to more than 250 meters below surface (more than 300 meters in the plane of the structure). Grades in the upper portion of the structure tend to be more gold rich with values locally greater than 30 g/t Au. Deeper intercepts tend to be dominated by base metals (lead and zinc). This is believed to be due, in part, to vertical zonation and, in part, to supergene enrichment of gold values in the top 100 meters of the deposit. The large rock outcrop from which El Creston gets its name has 250 meters of strike length in the main intersection zone between El Creston and El Perdido, which has yet to be drilled. Recent results from El Creston include hole DDH07-081 which returned an intercept of 10.15 meters of 6.48 g/t Au, 113.1 g/t Ag, 0.05 % Cu, 0.74 % Pb, 1.07 Zn.

Helicopter Supported Drill Program
The company is in the final stages of organizing a helicopter supported drill program in order to complete the final drilling required to provide the necessary information to complete the initial resource report. A helicopter and a portable drill have been located which will be available in mid-July to complete the last holes needed for the preliminary resource work. Contracts for both are in final stages of preparation. This program may be completed in as little as two months. Four of the ten planned drill pads are now complete and there are two crews building the remaining pads.

Santiago Target
The Santiago area is the continuation of the El Perdido structure to the northeast of a section covered by Upper Volcanic Series ignimbrites. This target has been tested by 8 holes including hole DDH06-063 which returned an intercept of 19.79 meters at 4.71 g/t Au, 88.4 g/t Ag, 1.06 % Cu, 0.67 % Pb, 0.98 % Zn. A portion of this intercept was previously reported.

Cinco de Mayo Target
The Cinco de Mayo vein is believed to be the southwest continuation of the El Perdido structure approximately 1400 meters southwest from the El Creston outcrop. This target yielded spectacular results from underground sampling in 2005. Drilling below the high grade channel samples included hole DDH07-085 which returned 4.9 meters at 3.54 g/t Au, 164.0 g/t Ag, 1.09 % Cu, 1.40 % Pb, 4.09 % Zn. The target has been tested over a strike length of approximately 900 meters to a depth of approximately 125 meters (150 meters in the plane of the vein). The zone varies from 2 to 10 meters wide. Further drilling is planned in the near surface portion of the vein in the area of hole DDH07-085.

District Scale Geologic Mapping
Mapping carried out in April of this year has extended the Texcalama zone form its previously known length of 600 meters to a currently mapped length of over 1800 meters. Texcalama consists of several near parallel sheeted veins in a zone up to 8 meters wide. Grab samples taken while mapping returned results up to 47.5 g/t Au, 128 g/t Ag, 1.10 % Cu, 2.56 % Pb, 2.90 % Zn. Drilling on this target will be started after the first pass resource drilling is complete.

Detailed Mapping Over El Creston
A program of detailed mapping in the immediate area of El Creston was started in June and should be finished by mid-July. The objective of this program is to characterize structural controls to mineralization. Characteristics to be specifically sought are flexures in the major structures and structural intersections and cross cutting relationships between the various structural orientations. Alteration patterns mapped will also contribute to the understanding Soho is developing from the drill data. Underground mapping of the accessible workings at El Creston is being carried out concurrently. Levels 10, 14 and 16 will be mapped initially followed by levels and 7 and 12. This work will be incorporated in the resource modeling.

Increase in Land Position
Based upon regional reconnaissance work in and around Tahuehueto, Soho recently staked additional concessions covering approximately 7,018 hectares to encompass most of the prospective ground in the Tahuehueto district. Final title has been received for the six new concessions and files numbers have been issued from the government recording office. This recent staking brings Soho's total Tahuehueto project area in Durango State, Mexico, to about 9,081 hectares.

Environment and Community
Soho conducts its exploration and development activities in a socially and environmentally progressive manner consistent with the principles of Sustainable Development. Particular emphasis is placed on establishing good relationships with community leaders and state authorities to ensure citizens are kept informed of the Company's exploration activities.

As the Tahuehueto project advances from exploration and development to the pre-feasibility stage, environmental baseline studies will lay the foundation for more detailed programs examining all aspects of potential mine development to ensure the highest standards of environmental protection. The Company will continue to comply with all regulations and closely monitor its activities to minimize damage to the ecosystem.

Soho participates in a range of social initiatives in support of local communities, and has already helped to establish schools and improve electrical, water supply and sanitation facilities. Local hiring and procurement policies have been adopted to ensure that benefits flow to the communities and region surrounding the project.

Corporate, General, and Administrative

Directors and Officers
At the Company's Annual General Meeting (the "AGM") held on July 28, 2006, shareholders elected the following individuals as directors of the Company:

Ralph Shearing
Marek Kreczmer
Paul Chung
Otto Jelinek
Mark Backens
William Howald

At a subsequent directors meeting, the following director and officer appointments were made:

Chairman of the Board – Otto Jelinek
Audit Committee – Ralph Shearing, Mark Backens, and Paul Chung
Human Resources & Compensation Committee – Marek Kreczmer, Mark Backens, and William Howald
Advisory Board – Art Freeze, Jose Abraham Urias Romero, and John Anderson.
President and Chief Executive Officer – Ralph Shearing
Executive Vice-President Corporate Development – Frank Port

Since the last AGM, changes to the Company's board of directors, advisors, and management included the resignations of Abraham Urias, Frank Port and Mark Backens. The board of directors have appointed; Art Freeze as a director; Hall Stewart as Vice-President of Exploration; and Donald Crossley as Chief Financial Officer.

Management Agreements
In July 2004 the Company entered into an agreement with Frank Port and Seaport Capital Inc., a company controlled by Mr. Port, to provide business development and investor relations services to the Company for a monthly fee of $5,000. This agreement may be terminated by 30 days written notice. In addition Mr. Port was appointed an officer of the Company in the position of Vice-president Corporate Development. This agreement was terminated in May 2007 coincident with the resignation of Mr. Port.

In September 2004 the Company entered into a management services agreement with Ralph Shearing and CMB Investments Ltd., a company controlled by Mr. Shearing, to provide general management services to the Company for a monthly fee of $7,500. Mr. Shearing is the CEO and a Director of the Company.

Both of these agreements have received regulatory approval.

In March 2005 the Company entered into a consulting services agreement with Jose Abraham Urias Romero and Urias Management & Investments Corp., a company controlled by Mr. Urias, to provide general and legal consulting services to the Company, including its Mexican subsidiaries, for a monthly fee of $5,000. Mr. Urias is a former director of the Company. This agreement was terminated in May 2007 coincident with the resignation of Mr. Urias.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Financing Activities
During the year ended February 28, 2007, pursuant to a private placement financing, and the exercise of options and warrants, the company received gross cash proceeds of $7,098,269 and issued 14,530,262 shares at an average price of $0.49. In addition the Company issued 276,000 units as a private placement finders' fee at a price of $0.60 per unit for a total value of $165,600.

Subsequent to the year ended February 28, 2007, pursuant to private placement financings, and the exercise of options and warrants, the company received gross cash proceeds of $12,397,525 and issued 25,083,850 shares at an average price of $0.49. This includes 420,000 shares issued for cash proceeds of $65,600, subsequent to May 18, 2006 being the date of the auditors report, pursuant to the exercise of stock options.

Details of the above mentioned share issuances are available in the notes to the Company's audited financial statements for the year ended February 28, 2007.

Proceeds from the warrant, options, and private placement financings were utilized in the Company's Mexican operations and for general working capital purposes. All of the above financing transactions have received regulatory approval where applicable.

Capital Stock, Warrants, and Options

Capital Stock

	Number of Shares	Amount
Common shares issued:		
Balance as at February 28, 2007	74,578,063	$24,449,645
Private placements	24,400,000	12,200,000
Agent's unit options exercised	263,850	131,925
Options exercised	420,000	65,600
Mineral property acquisition	200,000	112,000
Share issue costs	-	(771,074)
Balance as at June 22, 2007	99,861,913	$36,188,096

Warrants

As at June 22, 2007, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
151,000	$ 0.20	December 1, 2007
2,200,000	$ 0.75	February 2, 2008
9,476,000	$ 0.80	May 16, 2008
12,199,999	$ 0.70	April 17, 2009
24,026,999		

Stock Option Plan

A 2006 Stock Option Plan was approved by a majority of disinterested shareholders on July 28, 2006, at the Company's annual general meeting. Under the 2006 plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company, on a rolling basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 5 years. Vesting is not required but may be set on an individual basis as determined by the board of directors. The 2006 plan was approved by shareholders at the Company's AGM held on July 28, 2006.

As at June 22, 2007, the following share purchase options were outstanding:

Number of Shares	Exercise Price	Expiry Date
1,075,000	$ 0.15	March 18, 2009
170,000	$ 0.15	September 29, 2009
100,000	$ 0.20	November 2, 2009
250,000	$ 0.25	November 2, 2009
50,000	$ 0.30	February 8, 2010
300,000	$ 0.25	March 17, 2010
200,000	$ 0.30	June 27, 2010
150,000	$ 0.30	September 15, 2010
150,000	$ 0.30	November 1, 2010
225,000	$ 0.20	December 1, 2010
1,310,000	$ 0.30	December 8, 2010
100,000	$ 0.55	April 13, 2011
200,000	$ 0.63	May 17,2011
350,000	$ 0.60	August 1, 2011
100,000	$ 0.50	December 1, 2008
300,000	$ 0.65	December 1, 2008
50,000	$ 0.50	December 1, 2011
200,000	$ 0.50	January 20, 2012
200,000	$ 0.45	March 19, 2012
550,000	$0.55	April 25, 2012
25,000	$0.65	May 10, 2012
6,055,000		

Agents Unit Options

In connection with private placement financings, the Company granted non-transferable Agent Unit Options entitling the Agents to purchase units, each unit consisting of one common share and one-half of a non-transferable share purchase warrant.

As at June 22, 2007, the following agent unit options were outstanding:

	Number of units	Unit Exercise Price	Number of Underlying Whole Warrants	Underlying Whole Warrant Exercise Price	Expiry Date
Balance as at February 28, 2007	322,613	$ 0.50	193,431	$ 0.60	March 3, 2007
Granted	1,296,000	$ 0.50	648,000	$ 0.70	April 19, 2009
Exercised	(263,850)	$ 0.50			
Expired/cancelled	(58,763)	$ 0.50			
Balance as at June 22, 2007	1,296,000	$ 0.50			

Liquidity

At February 28, 2007, the Company had working capital of $700,700. Recent financings have eliminated the working capital deficiency that existed at the February 28, 2006 year end, and have provided funds both for the Company to continue its exploration program and for general working capital purposes. However the Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the near future.

Investor Relations

In addition to other management services, Frank Port was handling investor relation activities. (See above section on Management Agreements)

Related Party Transactions

In addition to certain related party transactions mentioned above, the Company had additional significant transactions with related parties, as are summarized below.

CMB Investments Ltd.(CMB), a company controlled by Ralph Shearing, a director and CEO of the Company, charged the Company a total of $90,000 for management services. This is compensation for time spent on administrative, financial, and operational affairs of the Company. Soho entered into a management services contract with CMB; under the terms of this agreement, CMB is charging Soho a management fee in the amount of $7,500 per month.

The Company also paid fees for investor relations of $60,000 to a company controlled by Frank Port, an officer of the Company.

The Company had experienced past difficulties in securing drilling contractor services, with the appropriate equipment, on a timely basis. As a result, in April 2005, the Company entered into an agreement with Mexcore S.A. de C.V. ("Mexcore"), a Mexican based drilling company controlled by Ralph Shearing, a director and CEO of the Company. Mexcore had a suitable diamond drill and heavy equipment available to meet the Company's immediate needs. Pursuant to this agreement, the Company agreed to pay Mexcore for drilling services rendered, and equipment rental, under terms and at rates consistent with those charged by third parties within the drilling industry. During the period ended February 28, 2007, Mexcore has charged the Company $272,564 for drilling services, $49,967 for equipment rental, and $19,015 for the purchase of exploration equipment.

In June 2006 the agreements with Mexcore were terminated when the Company when the Company engage an independent drilling contractor.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Critical Accounting Estimate

Asset Retirement Obligation

The Company's operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could differ from these estimates.

The Company estimates its asset retirement obligation at the Tahuehueto property based on its understanding of its requirements to reclaim the currently disturbed areas. The Company has accrued $144,000 as a retirement obligation. The asset retirement obligation is considered to be present value.

Risk Factors and Uncertainties

Forward-Looking Statements

Certain statements made and information contained in this MD&A and elsewhere may constitute forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of precious and base metals, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment, sufficient labour and subcontractors, and that the political environment within the Company's operating jurisdictions will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

The Company's ability to generate revenue and profit from its natural resource properties, or any other resource property it may acquire, is dependent upon a number of factors, including, without limitation, the following:

Financial risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Precious and Base Metal Price Fluctuations

The Company's ability to finance its mineral property acquisition, exploration and eventual development is dependent upon the market price of certain precious and base metals. The price of such metals has fluctuated widely and is affected by numerous economic and political factors, consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and productivity, metal substitutes and stock levels. These fluctuations may result in the Company not receiving an adequate return on invested capital or the investment retaining its value.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards, risks and liabilities normally incidental to exploration, development and production of precious and base metals. The Company presently carries liability insurance, however any liabilities arising from its operations may have a material, adverse effect on the Company's financial position.

Exploration and Development

There is no known body of commercial ore on the Company's mineral properties. Development of the Company's properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few exploration properties are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any commercially viable discoveries.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes and the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Calculation of Reserves and Mineralization and Precious and Base Metal Recovery
There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Government Regulation
Operations, development and exploration on the Company's properties are affected to varying degrees by government regulations relating to such matters as environmental protection, health, safety and labour; mining law reform; restrictions on production; price controls; tax increases; maintenance of claims; tenure; and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations.

Environmental Factors
All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving and requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation will not adversely affect the Company's operations. Environmental hazards may exist on the Company's properties, which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Title to Assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt.

The Company's claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Internal Controls

Internal controls over financial reporting are defined under Canadian securities policy MI 52-109 as "... a process designed by, or under the supervision of, the issuer's chief executive officers and chief financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP and includes those policies and procedures that:

a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;
b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the issuer's GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and
c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the annual financial statements or interim financial statements."

The Company has conducted a review and evaluation of its internal controls over financial reporting, with the conclusion that as at February 28, 2007 the Company's system of internal controls over financial reporting as defined under MI 52-109 is sufficiently designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. In its evaluation, the Company identified certain material weaknesses in internal controls over financial reporting:

a) due to the limited number of staff at the Company, it is not feasible to achieve the complete segregation of incompatible duties; and
b) due to the limited number of staff, the Company relies upon third parties as participants in the Company's internal controls over financial reporting.

The Company believes these weakness are mitigated by: the active involvement of senior management and the board of directors in all the affairs of the Company; open lines of communication within the Company; the present levels of activities and transactions within the Company being readily transparent; the thorough review of the Company's financial statements by management, and the board of directors. However, these mitigating factors will not necessarily prevent the likelihood that a material misstatement will not occur as a result of the aforesaid weaknesses in the Company's internal controls over financial reporting. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met.

Management has not made any change in the Company's system of internal controls over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Changes in Accounting Policies

In January 2005, the Canadian Institute of Chartered Accountants issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The standards are as follows:

Financial Instruments – Recognition and Measurement, Section 3855
This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented. The Company has assessed the impact of this standard on its financial position and future results and accordingly does not expect to be significantly impacted by this standard.

Hedges, Section 3865
This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on Accounting Guideline AcG-13 "Hedging Relationships", and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company does not apply hedge accounting and accordingly does not expect to be impacted by this standard.

Comprehensive Income, Section 1530
This standard introduces new rules for reporting and display of comprehensive income. Comprehensive income is the change in shareholders' equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments. The Company does not have a defined benefit pension plan or post retirement plan and does not apply hedge accounting and accordingly does not expect to be significantly impacted by this standard.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, obligation under share purchase agreement, loans payable and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

On Behalf of the Board of Directors of
Soho Resources Corp.

"Ralph Shearing"

Ralph Shearing, CEO
June 22, 2007

END